 EXHIBIT 99.33

CORDOVACANN PURCHASES ADDITONAL EQUITY STAKE IN STAR BUDS ONTARIO CANNABIS RETAIL OPERATION AND PROVIDES

CORPORATE UPDATE

TORONTO, ONTARIO, September 21, 2020 - CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, is pleased to announce that it has purchased an additional 10.35% equity stake in 2734158 Ontario Inc. (“273”) bringing its total ownership of 273 to 60.45%. 273, which owns a cannabis retail operating license from the Alcohol and Gaming Commission of Ontario (“AGCO”), has two cannabis retail stores in Ontario operating under the Star Buds Cannabis Co. (“Star Buds”) brand and has plans to continue to open more stores in the province soon.

Cordova obtained the additional 10.35% equity stake in 273 through the purchase of its pro rata portion of shares sold by Chris Jones, co-founder of 273. The total purchase price for these shares is $305,267, of which $72,539 was paid upon closing. The Company entered into a promissory note for the remaining payments as follows: $157,167 paid on the earlier of retail license approval of Cordova by the AGCO or January 15, 2021 (the “License Payment”); $36,269 on the date three months after the License Payment; and $39,292 on the date six months after the License Payment. Chris Jones has resigned from the Board of Directors and as President of 273, and Stew Garner has assumed the role of President of 273.

The Company’s first two Star Buds stores in Ontario continue to exceed expectations. Together, the two stores generated $455,705 in the first 19 days of September, with a gross margin of 35%. This equates to a run rate of over $8.7 million in annual gross revenues. 273 is implementing a rewards program and additional marketing initiatives focused on continuing to grow revenues and profits at these stores.

Cordova continues to work towards opening an additional eight Star Buds cannabis retail stores across Canada in the coming months. The Company is scheduled to open two additional stores in Ontario next quarter and will begin opening stores in Alberta upon receiving cannabis retail license approval from the Alberta Gaming and Liquor Commission (“AGLC”). Cordova is currently in the formal diligence process with the AGLC. The continued growth and profit profile of the first two Star Buds locations has given the Company increased confidence in its retail business model and future store openings.

Cordova is also in the formal diligence process with the Oregon Liquor and Cannabis Commission to obtain the transfer of a cannabis production license. The Company expects to be granted the transfer of this license next quarter and begin operating the farm that it purchased and subsequently expanded to 10,000 square feet of canopy. Over the last 3 months the current operator of this farm is generating the highest revenues and profits it has seen since Cordova became involved in the project.

“We are excited to increase our stake in the Star Buds Ontario operation given the success of the initial stores. These stores continue to exceed our expectations and we and look forward to expanding our footprint in Ontario and throughout Canada,” said Taz Turner, Chairman and CEO of Cordova. “License approvals in Alberta and Oregon should accelerate our growth and profitability in the coming quarters, and we look forward to sharing our progress with investors soon.”

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About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities, the anticipated benefits of the acquisition of common shares of 273 and the prospect of opening additional retail stores. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law.

Company Contact:

Taz Turner

Chief Executive Officer

taz@cordovacann.com

(917) 843-2169

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